

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2019

Leanne Fitzgerald
Vice President and Secretary
Cerence Inc.
15 Wayside Road
Burlington, MA 01803

> **Re: Cerence Inc.**
> **Form 10**
> **Filed August 21, 2019**
> **File No. 001-39030**

Dear Ms. Fitzgerald:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: John C. Kennedy, Esq.